

Mail Stop 3233

February 26, 2018

<u>Via E-mail</u>
Nick Rossi
Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, NJ 07054

Re: **Wyndham Hotels & Resorts, Inc.**
Amendment No. 1 to
Draft Registration Statement on Form 10
Submitted February 6, 2018
CIK No. 0001722684

Dear Mr. Rossi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your new disclosure regarding Wyndham Worldwide's planned acquisition of the franchising and management businesses of La Quinta Holdings Inc. prior to the spin-off and the inclusion of La Quinta's hotel management and franchising businesses in Wyndham Hotels' business following the spin-off. Please provide us supplementally with your analysis of the impact of these transactions on your ability to conduct a spin-off without registering the transaction under the Securities Act of 1933.

Summary

Recent Developments, page 6

2.   Please provide us with support for the following statements:

- The chart and the statement, "Following the La Quinta acquisition, Wyndham Hotels will have the largest number of midscale and economy brands in the industry." (page 7)
- "The La Quinta brand is one of the largest midscale brands in the hotel industry, with 894 hotels (576 third-party franchised and 318 managed) in the United States, Mexico, Canada, Honduras and Colombia." (page 75)
- "The [La Quinta acquisition] will also expand our managed hotel network by nearly 250%, from 115 hotels today to more than 400 properties, making us the sixth-largest hotel manager in the United States." (page 75)

Clearly mark the specific language in the supporting materials that support the statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Spin-Off

Transaction and Separation Costs, page 47

3.   We note your response to comment 10 of our letter. Please revise to quantify the transaction and separation costs you expect to be borne by Wyndham Worldwide and Wyndham Hotels, respectively.

Unaudited Pro Forma Combined Financial Statements

2. Acquisition of La Quinta, page 64

4.   Please tell us and disclose herein whether New La Quinta will continue to be pledged as collateral under the La Quinta Holdings, Inc. credit agreement following the acquisition of La Quinta's hotel franchise and management businesses by Wyndham Worldwide.

4. Financing Transaction, page 65

5.   You indicate the approximately $2.0 billion indebtedness obtained by Wyndham Worldwide related to the La Quinta acquisition may be assigned to you. Please tell us how you determined the inclusion of such indebtedness and related impact to interest expense are factually supportable if you are unclear as to whether such debt will be

assigned to you in connection with the spin-off; alternatively, affirm if true that such debt will be assigned to you.

6.   We note that the financing transactions contemplated in Note 4 will be described in greater detail in a subsequent amendment. We await your revised disclosure of all material terms of the pro forma debt, including but not limited to interest rate, maturity date, payment terms and legal obligor(s) and guarantor(s), if any.

5. Pro Forma Adjustments, page 65

7.   Please describe the valuation technique(s) and material inputs used to develop the preliminary measurement of trademarks, franchise agreements, and other material intangible assets acquired in the acquisition of the hotel franchising and management agreements from La Quinta Holdings, Inc. If multiple valuation techniques were used, disclose the weighting of each technique. Additionally for intangible assets subject to amortization, tell us the weighted average useful lives per asset class and how you determined such useful lives.

8.   In adjustment (f), we note that you have computed amortization expense using the straight-line method over an estimated useful life of twenty years. Please tell us how you determined that twenty years was the most appropriate amortization period given your disclosure on page F-46 which states that the estimated useful lives of franchise agreements range from three to twenty years. Further, we note from the table on page F-52 that the weighted average remaining life of franchise agreements as of September 30, 2017 was only three years.

9.   Please tell us how you calculated the pro forma interest expense in adjustment (i) and whether the calculation was based upon a contractual rate of interest.

Our Business

Recent Developments, page 75

10.   We note your disclosure that "La Quinta Holdings, Inc. will spin-off its real estate assets and certain related assets and liabilities into a separate publicly-traded real estate investment trust, CorePoint Lodging Inc. LQ Management L.L.C., an indirect wholly-owned subsidiary of La Quinta, will enter into one or more 20 year management agreements with subsidiaries of CorePoint, whereby the royalty and management fees paid by CorePoint on the La Quinta properties owned by CorePoint will increase from 2.5% and 4.5%, respectively to 5.0%." We further note your risk factor disclosure starting on page 38 under the heading "Risks Relating to the Acquisition of La Quinta's Hotel Franchising and Management Businesses" and your disclosure regarding management and franchise agreements in the Notes to Combined Financial Statements New La Quinta starting on page F-42. Please state, if true, that LQ Management L.L.C.

will become your indirect wholly-owned subsidiary following the spin-off, and provide additional disclosure regarding the material terms of the agreements, including the management and franchise agreements, between LQ Management L.L.C. and CorePoint. Please tell us what consideration you have given to filing these agreements as exhibits.

Certain Relationships and Related Party Transactions

Agreements with Wyndham Worldwide Related to the Spin-Off

Separation and Distribution Agreement, page 126

11.   We note your response to comments 7 and 10 of our letter, including the statement in your response to comment 7 that "certain of the historical assets, liabilities and obligations associated with the Wyndham Hotels & Resorts businesses are legally owned or held by entities that will comprise the Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses following completion of the spin-off. Accordingly, in connection with the internal reorganization, these assets, liabilities and obligations will be transferred to Wyndham Hotels to properly align the hotel business within Wyndham Hotels." Please revise your disclosure to describe the assets, liabilities, and obligations will be transferred to Wyndham Hotels from the entities that will comprise the Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses following completion of the spin-off, or advise us why this disclosure is not material. We further note that your chart on pages 11 and 45 showing the corporate structure before the spin-off indicates that Wyndham Worldwide's hotel business currently owns certain vacation ownership businesses. Please revise your disclosure to describe any assets, liabilities, and obligations, including those relating to the vacation ownership businesses, that will be transferred from Wyndham Worldwide's hotel business to Wyndham Worldwide's vacation ownership business in the reorganization prior to the spin-off, or advise us why this disclosure is not material.

12.   We note your response to comments 7 and 10 of our letter and your revised disclosure on pages 126 to 128. Please revise your disclosure to clarify how you determined the percentage and composition of shared contingent liabilities and shared contingent assets that would be allocated to each of Wyndham Hotels and Wyndham Worldwide in the reorganization.

Executive and Director Compensation

Key Elements of Expected Executive Compensation, page 107

13.   We note your revised disclosure stating that you expect up to 1.4 million shares of Wyndham Hotels common stock will be issued pursuant to equity awards vesting in connection with the spin-off. Please revise your disclosure to disaggregate the number of shares to be received by each related person. Refer to Item 404 of Regulation S-K.

<u>Audited Combined Financial Statements of New La Quinta</u>

<u>Combined Balance Sheets, page F-38</u>

14.   We note that Wyndham Worldwide will repay approximately $715 million of La Quinta Holdings Inc. debt net of cash. However we note that no outstanding indebtedness has been allocated to New La Quinta in the combined balance sheets. Further, we note the Item 7.01 Form 8-K filed by La Quinta Holdings Inc. on July 26, 2017 depicting the allocation by La Quinta Holdings Inc. a portion of its existing debt to New La Quinta. Please tell us the basis for excluding debt and related interest expense allocated to New La Quinta in the combined financial statements included herein.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Christian O. Nagler
       Kirkland & Ellis LLP